FILED PURSUANT TO RULE 433 File No. 333-192302

CITIGROUP INC.

$2,000,000,000

3.400% SENIOR NOTES DUE 2026

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	April 26, 2016
Settlement Date:	May 2, 2016 (T+4 days)
Maturity:	May 1, 2026
Par Amount:	$2,000,000,000
Treasury Benchmark:	1.625% due February 15, 2026
Treasury Price:	$97-11
Treasury Yield:	1.924%
Re-offer Spread to Benchmark:	T10+150 bp
Re-offer Yield:	3.424%
Semi-Annual Coupon:	3.400%
Public Offering Price:	99.798%
Net Proceeds to Citigroup:	$1,987,460,000 (before expenses)
Interest Payment Dates:	The 1st of each May and November, beginning November 1, 2016 (short first coupon). Following business day convention applicable
Day Count:	30 / 360
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply
Redemption at Issuer Option:	Only for tax purposes
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part
Sinking Fund:	Not applicable
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof
CUSIP:	172967KN0
ISIN:	US172967KN09

Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

ABN AMRO Securities (USA) LLC

Barclays Capital Inc.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UBS Securities LLC

CITIGROUP INC.

$2,000,000,000

3.400% SENIOR NOTES DUE 2026

Junior Co-Managers:

Danske Markets Inc.

DZ Financial Markets LLC

Great Pacific Securities

HSBC Securities (USA) Inc.

Lebenthal & Co., LLC

Loop Capital Markets LLC

MFR Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

RBS Securities Inc.

RedTail Capital Markets, LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.